SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549
                        ---------------------------

                             Amendment No. 6 to

                               SCHEDULE 14D-9

             Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934
                        ---------------------------

                                BIG B, INC.
                         (Name of Subject Company)

                                BIG B, INC.
                     (Name of Person Filing Statement)

                  Common Stock, par value $0.001 per share
                       (Title of Class of Securities)
                        ---------------------------

                                 088891106
                   (CUSIP Number of Class of Securities)
                       ---------------------------

                              ANTHONY J. BRUNO
                    Chairman and Chief Executive Officer
                                Big B, Inc.
                           2600 Morgan Road, S.E.
                             Bessemer, AL 35023
                               (205) 424-3421
          (Name, address and telephone number of person authorized
               to receive notice and communications on behalf
                      of the person filing statement)
                        ---------------------------

                                 Copies to:

                RICHARD COHN, ESQ.          and     RANDALL H. DOUD, ESQ.
                Sirote & Permutt, P.C.              Skadden, Arps, Slate,
              2222 Arlington Avenue South             Meagher & Flom
                 Birmingham, AL 35205               919 Third Avenue
                    (205) 930-5130                  New York, NY 10022
                                                    (212) 735-3000



              This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Big B, Inc., an Alabama corporation ("Big B"), filed with the Securities and Exchange Commission on September 23, 1996, with respect to the tender offer made by Revco D.S., Inc., a Delaware corporation ("Revco"), and RDS Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Revco ("RDS Acquisition"), to purchase all outstanding shares of Big B Common Stock at a price of $15 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 1996, of Revco and RDS Acquisition and the related Letter of Transmittal of Revco and RDS Acquisition.

              Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished

              On October 18, 1996, the District Court dismissed, without prejudice, the action filed by Big B seeking, among other things, clarification of Revco's demand to inspect the securityholder lists and related corporate records of Big B pursuant to Section 16.02 of the Alabama Business Corporation Act. As previously disclosed, the Rights Plan Litigation has been stayed by agreement of the parties. A copy of the District Court's order relating to the foregoing is included as Exhibit 18 hereto and is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits

              The following Exhibit is filed herewith:

Exhibit 18:      Order of Dismissal, dated October 18,
                 1996, by the Honorable Judge U.W. Clemon of the United States District Court for the Northern District of Alabama,
                 Southern Division.


                                 SIGNATURE

              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

                                          BIG B, INC.


                                          By: /s/ ARTHUR M. JONES, SR.
                                          Name:  Arthur M. Jones, Sr.
                                          Title: President and Chief
                                                 Operating Officer

Dated:  October 23, 1996



                               Exhibit Index

                                                                  Page

Exhibit 18:      Order of Dismissal, dated October
                 18, 1996, by the Honorable Judge
                 U.W. Clemon of the United States
                 District Court for the Northern
                 District of Alabama, Southern
                 Division.